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Wolters Kluwer

August 23, 2007| CET 18:00

Wolters Kluwer Financial Services Acquires the AppOne Companies

Acquisition Combines Bankers Systems' Trusted Compliance Content with AppOne's Leading Technology Solutions

MINNEAPOLIS (August 23, 2007) - Wolters Kluwer Financial Services, part of the Wolters Kluwer Corporate & Financial Services division, today announced the acquisition of the AppOne Companies (AppOne), a leading provider of technology and risk mitigation services to independent automobile dealers and lenders throughout the continental United States.

AppOne's main offerings include solutions that address automating indirect lending, credit approval and compliance processes for independent auto dealers and lenders. Wolters Kluwer Financial Services provides standard and customized pre-printed forms, electronic documents and e-contracting solutions to a majority of the top-tier U.S. auto finance lenders. With the acquisition of AppOne, Wolters Kluwer Financial Services expects to integrate its compliance content with AppOne's leading process automation suite. This will provide the indirect lending market with an end-to-end solution that helps indirect lenders address the inefficiencies of a manual loan documentation and verification process.

"This acquisition is intended to help Wolters Kluwer Financial Services more fully serve the automotive indirect lending market," said Brian Longe, president and CEO of Wolters Kluwer Financial Services. "AppOne's state-of-the-art technology solutions complement Wolters Kluwer Financial Services' trusted compliance content, which is built upon the more than 50 years of experience and knowledge behind Wolters Kluwer Financial Services' Bankers Systems product line. Together we can offer automated tools that help the auto lending industry more effectively serve their customers." Longe added that Wolters Kluwer Financial Services is already a leader in end-to-end workflow solutions in the community bank market with its ComplianceOne™ solution.

There are a number of factors fueling the automation of indirect lending in the automotive sales industry, including an increased level of competition among lenders and the errors that can result from manual processes. Greater risk and operational controls have also come in focus as dealers and lenders work to meet regulatory requirements tied to the USA PATRIOT Act, Equal Opportunity Act and FACT Act.

"Wolters Kluwer Financial Services is an industry leader when it comes to addressing compliance and operational risk management issues—a growing need for the independent auto market," said Lee Domingue, founder and CEO of AppOne. "Through this acquisition, we are positioned to further expand our ability to help independent dealers and lenders compete in the marketplace and strengthen the experience customers have with AppOne

and Wolters Kluwer Financial Services."

The AppOne executive team, including Domingue; Chris Herndon, chief financial officer; Gary Perdue, chief operating officer; and Param Ramakrishnan, chief information officer, joined Wolters Kluwer Financial Services. Domingue continues to serve as CEO of AppOne.

Headquartered in Baton Rouge, Louisiana, AppOne's main products include:

- DealerOne, an automated online dealer setup platform that securely captures dealership application information for processing and underwriting;
- RECON Score, a proprietary dealer underwriting and scoring model that predicts the level of risk associated with a dealer relationship;
- DMSOne, a web-based online dealership management system and portal specifically designed for the independent auto dealer;
- BureauOne, a secure gateway for credit report access from all three national credit reporting agencies;
- VehicleOne, an online interface for vehicle valuations, vehicle history reports and other related information;
- RiskOne, a customizable rules-based auto-decision and evaluation engine;
- MenuOne, a real-time after-market products pricing and enrollment system;
- ContractOne, a rules-based electronic forms printing and validation platform;
- FundOne, an online funding and reserve report system; and
- PortalOne, a private label loan origination portal system geared towards local and regional lenders and community banks.

The terms of the agreement were not released.

About Wolters Kluwer Financial Services
Wolters Kluwer Financial Services provides best-in-class compliance, content, and technology solutions and services that help financial organizations manage risk and improve efficiency and effectiveness across their enterprise. The organization's prominent brands include Bankers Systems, VMP® Mortgage Solutions, PCi, Desert Document Services, GainsKeeper®, CCH® Capital Changes, NILS INSource®, AuthenticWeb™, CCH® Wall Street and GulfPak. Wolters Kluwer Financial Services' solutions include integrated and stand-alone compliance and work flow tools, documentation, analytics, authoritative information, and professional services. Customers include banks, credit unions, mortgage lenders, securities, and insurance organizations of all sizes throughout the United States. For more information on Wolters Kluwer Financial Services, visit www.WoltersKluwerFS.com.

Contact:

Jennifer Marso
Director, Corporate Communications
Wolters Kluwer Financial Services
+1 612 852 7912
jennifer.marso@wolterskluwer.com

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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